UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

Biofrontera Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)
09077D209
(CUSIP Number)
August 15, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077D209	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS
Nabil Saad
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
337,822
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
337,822
8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,822
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.09%
12.	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 09077D209	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Biofrontera Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
120 Presidential Way, Suite 330, Woburn, MA 01801

Item 2(a).	Name of Person Filing: Nabil Saad

Item 2(b).	Address of Principal Business Office, or if None, Residence: 608-25 St Mary St. Toronto, ON, Canada M4Y 1R2

Item 2(c).	Citizenship:
Canada
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001

Item 2(e).	CUSIP Number: 09077D209

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

CUSIP No. 09077D209	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The shares of Common Stock beneficially owned by the reporting person consist of 337,822 shares of Common Stock.

(b)

Percent of class: 6.09%.

The percentages reported in this Schedule 13G are based upon 5,543,518 shares of Common Stock outstanding as of August 12, 2024 as reported by the issuer on 10-Q filed on August 14, 2024.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 337,822

	(ii)	Shared power to vote or to direct the vote, 0

	(iii)	Sole power to dispose or to direct the disposition of 337,822

	(iv)	Shared power to dispose or to direct the disposition of, 0

Item 5.	Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not applicable.

Item 8.	Identification and Classification of Members of the Group.

                Not applicable.

Item 9.	Notice of Dissolution of Group.

                Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09077D209	13G	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2024
(Date)

Name of Filing Registrant

/s/Nabil Saad
(Signature)
Nabil Saad/ Individual
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).